Exhibit 99.1

Randgold & Exploration Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1992/005642/06)

Share code: RNG

ISIN: ZAE000008819 (Suspended)

Nasdaq trading symbol: RANGY (delisted)

ADR ticker symbol: RNG

("R&E" or "the Company")

STATEMENT BY RANDGOLD AND EXPLORATION COMPANY LIMITED (“R&E”) IN RESPONSE TO THE STATEMENT BY MESSRS. BLERSCH AND DALE HANDED OUT TO R&E’S SHAREHOLDERS AT THE COMMENCEMENT OF THE GENERAL MEETING OF R&E’S SHAREHOLDERS THAT TOOK PLACE ON 9 MARCH 2007

R&E refers to the general meeting of shareholders that took place on 9 March 2007 in accordance with the provisions of Sections 181 and 179(4) of the Companies Act No. 61 of 1973, as amended (“the Meeting”). Shortly prior to the commencement of the Meeting, Mr Blersch (“Blersch”) and Mr Dale (“Dale”), two directors of R&E then serving on R&E’s board of directors, handed out to the shareholders of R&E, a written statement attached hereto as Annex 1 (“the Statement”).

What follows constitutes R&E’s response to the Statement. R&E denies the assertions of Blersch and Dale, and emphatically denies that any of the alleged misconduct or impropriety complained of has occurred. Whilst R&E endeavours to provide a detailed response below, any failure to respond to any specific allegation made by Blersch and Dale should not be deemed to be an admission of such allegation. R&E expressly reserves its rights to respond more fully to the Statement at the appropriate time, and to the extent necessary.

The numbered paragraphs below, correspond to the numbered paragraphs of the Statement and the headings are summary descriptions of those paragraphs in the Statement.

1	No Annual General Meeting Since August 2005 and No Opportunity for Shareholders to Appoint or Re-Appoint Directors; R&E’s Major Shareholder is also JCI’s Major Shareholder.

Prior to the meeting held on 9 March 2007, one component of which was convened in terms of Section 179(4) of the Companies Act 61 of 1973, as amended (“the Act”), there had not been an Annual General Meeting since June 2004. This delay was occasioned by the ongoing investigations into fraud at R&E, believed to have been perpetrated against R&E by certain members of prior management and certain directors of the prior board and others. The inability to produce audited financial statements, adversely affected R&E’s ability to convene an annual general meeting. The Meeting on 9 March 2007, consisted of two shareholders’ meetings: the first, in accordance with Section 181 of the Act, being in response to a requisition by shareholders holding more than one twentieth of the share capital of R&E, to have a shareholders meeting at which their specific questions would be addressed by R&E; the second meeting (deemed an Annual General Meeting), was held immediately following the first meeting and was held with the approval of the Registrar of Companies and following it having been brought to the attention of R&E by its legal advisors, that the Act in certain special circumstances provides for a mechanism whereby a Company which is unable to hold its Annual General Meeting, can do so, pursuant to the provisions of Section 179(4) of the Act.

R&E had requested such approval in order to address the very concerns of shareholders regarding the fact that the appointment of the then-serving board of directors had not been confirmed or ratified by a shareholder vote. The purpose of the deemed Annual General Meeting was to afford shareholders the opportunity to appoint or re-appoint the directors of R&E, a right not exercised by shareholders since June 2004. Approval for the second meeting was received on 7 February 2007, and a notice thereof was subsequently sent to shareholders. At the Meeting, voting on the election / re-election of Directors, inter alia, took place in accordance with R&E’s articles of association and Company Law, and the Board of Directors of R&E was re-constituted. (Subsequent to the meeting, the Requisitionists have by way of application proceedings, applied to the High Court to review and set aside the decision of the Registrar to convene the deemed Annual General Meeting).

2	No Audited Financial Statements Since August 2005.

No audited financial statements of R&E have in fact, been published since June 2004.

The scope and complexity of the alleged frauds and misappropriations at R&E are well documented, both in disclosures by R&E and in the South African press. Both Blersch and Dale, as directors of R&E and members of its audit committee following their appointment to R&E’s Board in August 2006 until the time of the Meeting (Blersch in fact having been the chairman of the audit committee), are well aware of the factors that have adversely impacted upon R&E’s ability to publish audited financial statements.

At no stage during the course of their tenure as Directors of R&E, did either Blersch or Dale, whether in their capacity as Directors, or as members of the audit committee, take issue with the inability of R&E to produce financial statements. (The audit committee is the committee of the board of directors that is charged with overseeing the audit process).

In his capacity as the chairman of the audit committee, Blersch was directly responsible for the activities of the audit committee and liased directly with the financial team, auditors and forensic investigators at R&E in regard to matters pertaining to the annual financial statements. Accordingly, Blersch and Dale were acutely aware of all of the difficulties that were being experienced in the production of audited financial statements. (Shareholders are referred to the answers published by R&E on its website in response to the questions posed by the Requisitionists, and more particularly the answers furnished by R&E regarding the difficulties experienced by it in finalising its audited financial statements).

Following the appointment of Marais Steyn on 13 December 2006, as R&E’s new Financial Director, new revelations surfaced which have made it readily apparent, that it is not going to be possible for R&E to produce any meaningful or accurate Annual Financial Statements absent a resolution of the claims between R&E and JCI.

3	R&E is the Largest Creditor of JCI and Amounts Owed by JCI to R&E May Exceed JCI’s Net Asset Value.

Although it may ultimately be determined that R&E is the largest creditor of JCI, the claims made by R&E by way of its Statement of Claim (which was filed against JCI), have not yet been adjudicated. Any such adjudication will involve substantial time and expense to pursue, and there can be no assurance of recovery. It is premature for R&E to comment further on this.

4	Investec Has Had At Least Three Major Sources of Interest in JCI since the Appointment of the New Board.

R&E understands that Investec had outstanding to it, a loan to JCI, of several hundred million rand, plus interest, which was made in 2005 as part of a “rescue package” at a time when JCI’s ability to survive as a going concern was at significant risk. R&E further understands, that JCI entered into a profit sharing arrangement to compensate Investec for making this loan. The arrangement could result in a fee being payable to Investec of several hundred million rand and is being contested by certain shareholders of JCI.

R&E understands, that the loan has since been paid in full, together with all interest due in respect thereof. However, pending the outcome of the litigation in respect thereof, no amount has been paid in respect of the fee raised by Investec. Investec also had exposure to a gold hedge at Western Areas (a company affiliated with R&E and previously affiliated with JCI), which has been expunged by Gold Fields Limited after JCI’s sale of a large tranche of Western Areas shares to Gold Fields. Any issues in this regard should be raised, if at all, directly with Investec. It should be noted however, that the only member of R&E’s Board with any affiliation to Investec is David Nurek.

5	There Are Several Conflicts of Interest on the Board of Directors of R&E.

R&E denies these allegations and reminds shareholders that during the Meeting, a majority of shareholders who were fully aware of the allegations of conflict, voted in accordance with South African corporate law, for the retention of those Directors who were re-elected at the Meeting and against the retention of those Directors who were not re-elected at the Meeting. Insofar as it is suggested that these Directors are “Investec appointees”, R&E emphatically denies this. Investec offered a facility to JCI and stipulated certain conditions in regard thereto as it was entitled to do. Investec is not a shareholder of either R&E or JCI, and has no right to appoint directors of either company. Moreover, lenders in crisis situations often impose requirements or conditions that they be satisfied with management and/or the boards of their borrowers and affiliated companies.

In any event, the shareholders of R&E, acting in general meeting, have reconstituted the Board of R&E and the Board which is currently in place has been duly and properly elected by the shareholders of R&E. The shareholders in general meeting constitute the highest organ of the Company. A decision by the majority of the shareholders at such meeting, binds the minority. Investec played no role whatsoever in the convening of the meeting or the conduct thereof.

The Statement alleges that a conflict exists, by reason of the fact that certain members of R&E’s Board are also Directors of JCI. Under the stewardship of the late Brett Kebble, little regard was given to the separate corporate personalities and corporate formalities of R&E and JCI. To untangle the affairs of these companies as efficiently as possible, the boards of directors of R&E and JCI determined that it was in their respective best interests to appoint a common CEO and Financial Director. The Statement also indicates that this CEO was formerly the CEO of a brokerage firm that sold some of the assets that were misappropriated from R&E. However, no substantiated allegations have been made by Blersch and Dale based on this relationship, and for R&E to infer any wrongdoing in the absence of any charges (or any evidence for that matter), would be irresponsible. R&E’s CEO vigorously denies any wrongdoing on his part, and continues to believe that he has acted professionally at all times and in the best interests of R&E. Similarly, the other two directors referred to in the Statement deny any wrongdoing on their part, and again, in the absence of any charges and any related evidence, for R&E to infer any wrongdoing by these individuals would be irresponsible.

Blersch and Dale, upon taking up their office as Directors of R&E sought an opportunity to obtain independent legal advice in respect of the question of whether or not a conflict of interest exists on the Board of Directors of R&E. At the expense of R&E, Blersch and Dale obtained such independent legal advice in the form of an opinion. This opinion reached certain conclusions, disputed by the remainder of the Board of Directors of R&E, in regard to the matter of conflicts of interest. R & E is of the respectful view that among other things, the opinion may have omitted to substantively address the effect of the provisions of Article 77(a)(iv) of R&E’s Articles of Association, which expressly provide that a member of the Board of Directors of R&E will not be deemed to have a conflict of interest, by virtue only of his or her being a member of the board of directors of another company that engages in transactions with R&E.

This point was specifically drawn to the attention of Messrs. Blersch and Dale at the time. To date, this point has not been addressed by Messrs. Blersch and Dale, either directly or through the medium of a supplementary legal opinion.

Insofar as Blersch and Dale believe that a conflict exists in regard to the mediation process in which R&E and JCI are engaged, R&E emphatically denies this. R&E and JCI are involved in a mediation aimed at finding a conciliatory resolution to their disputes. R&E and JCI are not embroiled in adversarial litigation, but rather engaged in an attempt to find a negotiated settlement through the mechanism of the Mediation Agreement. Any solution which may be proposed, will not be binding on the shareholders of R&E in the absence of the shareholders of R&E sanctioning the approval thereof. Should this process fail, and the matter become litigious, R & E will re-assess its position in the light hereof.

6	Board Decisions are Taken on a Simple Majority Vote Unless There Is a Deadlock; If a Deadlock, the Conflicted Chairman Casts the Deciding Vote; Four of R&E’s Seven Directors Were Approved by Investec.

A vote of the Board of Directors is carried by a simple majority. This is common corporate practice. The directors of a company do not always unanimously agree on matters brought before them for a vote and many board votes are carried by a majority, contrary to the views of dissenting directors.

Blersch and Dale were extended every latitude in making their views known. Such views were considered by the Board, albeit that from time to time, their views were not shared by the other members of the Board. In the event of a deadlock, the deciding vote would be cast by the Chairman. This is also common corporate practice and is embodied in a provision of R&E’s Articles of Association which Articles were put in place long before any of the present Board members were appointed.

It is relevant to note, that the Chairman was never called upon to exercise a casting vote, at any time whilst Blersch and Dale were members of R&E’s Board.

Insofar as it is again suggested that several of R&E’s Directors are “Investec appointees”, as described above, R&E emphatically denies this. As previously stated, Investec made a loan available to JCI, subject to certain conditions. The Directors of R&E were never appointed by Investec, rather they were appointed in accordance with the provisions of the Articles of Association of R&E to fill casual vacancies that arose on R&E’s Board. R&E believes its Directors have throughout their tenure, acted independently and in the best interests of R&E and its Shareholders. Shareholders are also referred to the answers posted by R&E on its website in response to the questions raised by the Requisitionists.

7

Blersch and Dale Were Invited to Join the Board due to Minority Shareholder Dissatisfaction with Conflicted Directors, Alleged Lack of Compliance with Fiduciary Duties by Conflicted Directors and Alleged Standards of Corporate Governance.

Blersch and Dale were proposed as candidates to serve on R&E’s Board by a minority shareholder, namely Trinity Asset Management (Pty) Ltd. That shareholder has expressed its belief that there are conflicted Directors. R&E however disagrees that its Directors are conflicted (as described above), and does not believe that there has been a lack of compliance with fiduciary duties by any of its current Directors, or a poor standard of compliance with corporate governance at any stage after its Board was reconstituted on the 25th of August 2005. The appointment of Blersch and Dale came about as a consequence of a call for nominations for additional Directors made by R&E in June 2006.

8.	Creation of a Perception That Blersch and Dale Were Trying to Obstruct a Potential Merger.

R&E denies that it has created any perception that Blersch and Dale were standing in the way of a merger between R&E and JCI. Blersch and Dale indicated their support for a merger, albeit subject to certain conditions, including (i) R&E obtaining a legal opinion in regard to the Investec Loan Agreement and (ii) R&E making full disclosure to Shareholders of all relevant facts that have a bearing on the determination of a merger ratio. R&E is in the process of obtaining the legal opinion referred to in clause (i) and will assess its position once it is fully advised by counsel. R&E has every intention of making the disclosure referred to in clause (ii) at the relevant time in any merger process that may proceed.

Dissatisfaction with Standard of Corporate Governance; Prevented from Speaking, Ignored or Outvoted as Directors.

R&E denies that Blersch and Dale have not been allowed to speak and denies that they were ignored as Directors. These allegations are entirely false. They were given every opportunity to make their views known and were, on a number of occasions, invited to place matters on the agenda for discussion, which they did.

Every matter raised by them, was discussed by the Board. They were never once prevented from speaking or ignored. Blersch and Dale were however outvoted on a number of occasions. This is common-place in a democratic process and is simply due to the fact that the majority of the Directors on the Board did not share their views. The Board approached all decisions democratically and recorded the vote of Blersch and Dale on each and every occasion, even where they were in the minority.

R&E does not believe that it has failures regarding standards of corporate governance. In fact, R&E has actively pursued actions that are irreconcilable with such a conclusion. In this regard R&E has, among other things, instituted a claim against JCI of a magnitude and caliber that has brought JCI to the table in contemplation of a merger that was supported by Blersch and Dale (subject to conditions), and has also methodically and systematically identified other persons who have wronged R&E and either made a recovery against such persons or is taking steps in an effort to hold such persons accountable.

R&E, the members of its Board of Directors and its management believe the allegations made or implied in the Statement are without merit and, if any claims are made against them in regard thereto, intend to vigorously defend them. R&E and such persons reserve unto themselves all of their rights and repeat that any failure to respond to any of the allegations does not amount to an admission.

BY ORDER OF THE BOARD

ANNEXURE 1

STATEMENT TO THE SHAREHOLDERS OF RANDGOLD & EXPLORATION COMPANY LIMITED (“RANDGOLD”) BY JOHANN BLERSCH AND TOM DALE

Dear Randgold Shareholder

We are making this statement in our capacity as directors of Randgold. The purpose of the statement is to appraise you of facts regarding your company of which you may otherwise have remained ignorant.

1.

Since August 2005, when the Randgold “prior board” led by the late Mr Brett Kebble, was replaced by the “new board”, with the consent of Randgold’s major shareholder, no annual general meeting has been held and accordingly shareholders have had no opportunity to appoint or re-appoint any director of the company. Randgold’s major shareholder is also the major shareholder in JCI.

2.	Since August 2005, no audited financial statements have been presented to shareholders to enable them to objectively judge the stewardship of Randgold by its directors.

3.	Randgold is the largest creditor of JCI, and the amounts owed by JCI to Randgold may exceed JCI’s net asset value.

4.	Investec has had at least three major sources of interest in JCI since the appointment of the “new board” –

a)	A loan to JCI of several hundred million rand, plus interest thereon, which has been repaid.
b)	A fee or profit share related to the above loan of possibly several hundred million rand, which is being disputed by some shareholders.
c)	An exposure to a gold hedge at Western Areas Limited of several billion rand, which has been expunged by Gold Fields Limited after JCI’s sale of a large tranche of Western Areas shares to them.

5.	There are several conflicts of interest on the board of directors of Randgold. These include the following:

•	The Chairman of Randgold’s new board since August 2005 in a full time employee of Investec and is also the chairman of JCI.

•

The CEO of Randgold’s “new board” was the CEO of T-Sec, when that brokerage firm sold the bulk of the assets pillaged from Randgold on behalf of various parties other than Randgold, and is also the CEO of JCI.

•

Groups headed by two of the remaining directors of Randgold were shareholders of Phikoloso Mining (Proprietary) Limited, to whom new Randgold shares with a value of R260 million were issued in exchange for no value. One of these directors is also the executive Chairman of SAFCO, a Cape Town fishing company which was funded by Investec, and JCI bound itself as surety in favour of Investec.

The above four conflicted members of the new board were approved by Invested in terms of the conditions of the loan (4(a) above) which potentially would entitle Investec to a fee or profit share (4(b) above) of possible several hundred million rand.

6.

Decisions at Randgold board meetings are taken on a simple majority unless there is a deadlock, when the conflicted chairman has a casting vote in terms of the company’s Articles of Association. Four of the seven Randgold directors were expressly approved by Investec.

7.

We were invited to join the Randgold board due to minority shareholder dissatisfaction with conflicted directors, alleged lack of compliance with fiduciary duties by conflicted directors, and alleged poor standard of corporate governance.

8.

A perception has been deliberately created that the legitimate work requested by ourselves to ensure that a sound commercial basis is provided to shareholders to enable them to assess a merger between JCI and Randgold is somehow obstructive of such merger. Johann Blersch suggested such a merger to co-directors in writing as long ago as November 2006. A merger fully enjoys our support, but we require that:

•	An independent legal opinion be obtained by Randgold about the enforceability, fairness and quantum of the Investec fee or profit share in terms of the loan made to JCI; and

•

Full disclosure is made to Randgold shareholders of all relevant facts and reports which may be material in determining the exchange ratio between Randgold and JCI. To date KPMG’s forensic investigative report into JCI dated 8 May 2006 has neither been disclosed in whole or in part to Randgold’s shareholders. That report contains certain key conclusions which may have a material bearing on the terms of the proposed merger, in favour of Randgold.

9.

Since our appointment in August 2006, we have become totally dissatisfied with the standard of corporate governance at Randgold. Throughout our period of tenure as directors we have endeavoured to act independently and in an unconflicted manner and have exercised our discretion when called upon to do so in the best interest of the shareholders of Randgold. We have taken independent legal advice and documented our views extensively to co-directors. In a majority on instances, we have either not been allowed to speak, ignored, overruled or outvoted.

Johann Blersch and Thomas Graham Dale

Johannesburg

9 March 2007

FORWARD-LOOKING STATEMENT DISCLAIMER FOR R&E

Certain statements in this announcement, as well as oral statements that may be made by R&E’s officers, directors or employees acting on its behalf relating to such information, contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are "forward-looking statements”. These include, without limitation, those statements concerning the value of the net assets of R&E and JCI; the ability of the companies to successfully consummate a merger that is approved by the shareholders and is acceptable to the necessary governmental authorities, the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of R&E to recover any misappropriated assets and investments; the outcome of any proceedings on behalf of, or against R&E; R&E's ability to complete its forensic investigation and prepare audited financial statements; the time period for completing its forensic investigation and audited financial statements; the amount of any claims R&E is or is not able to recover against others, including JCI, and the success of its mediation with JCI; the likelihood and economic parameters of any merger arrangement between JCI and R&E; the estimated valuations given to assets and liabilities in the NAV statement; and the ultimate impact on R&E's previously released financial statements and results, assets and investments, including with respect to Randgold Resources Limited, business, operations, economic performance, financial condition, outlook and trading markets. Although R&E believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the alleged frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements.

Among other factors, these include the inherent difficulties and uncertainties in ascertaining the values of the net assets of the companies, particularly in light of the absence of any independent valuations, the existence of any unknown liabilities, the willingness of any governmental authority to sanction any merger in light of the absence of independent valuations or otherwise; the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred and the time periods and facts related thereto following the completion of the forensic investigation and any other investigations that may be commenced and the ultimate outcome of such forensic investigation; the ability of R&E to successfully assert any claims it may have against other parties for fraud or misappropriation of R&E assets or otherwise and the solvency of any such parties, including JCI; the determinations of the mediators and acceptance of any such determinations by the shareholders of R&E and JCI; the ability of R&E to defend successfully any counterclaims or proceedings against it; the ability of R&E and its forensic investigators to obtain the necessary information with respect to R&E's transactions, assets, investments, subsidiaries and associated entities to complete the forensic investigation and prepare audited financial statements; the willingness and ability of R&E’s forensic investigators and auditors to issue any final opinions with respect thereto; the ability of R&E to implement improved systems and to correct its late reporting; the JSE Limited's willingness to lift its suspension of the trading of R&E's securities on that exchange; changes in economic and market conditions; fluctuations in commodity prices and exchange rates; the success of any business and operating initiatives, including any mining rights; changes in the regulatory environment and other government actions; business and operational risk management; other matters not yet known to R&E or not currently considered material by R&E; and the risks identified in Item 3 of R&E's most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC.

All forward-looking statements attributable to R&E, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. R&E expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

Johannesburg

25 April 2007

Sponsor to R&E and JCI

Sasfin Capital

(A division of Sasfin Bank Limited)